

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
2029 S. Westgate Avenue
Los Angeles, CA 90025

> **Re: Platinum Studios, Inc.**
> **Item 4.01 Form 8-K**
> **File No. 333-145871**
> **Filed January 24, 2011**

Dear Mr. Rosenberg:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant